                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            ANTHEM ELECTRONICS, INC.
                        --------------------------------
                                 (Name of Issuer)

                         Common Stock, Par Value $.125
                        --------------------------------
                         (Title of Class of Securities)

                                   036732-10-5
                        --------------------------------
                     (CUSIP Number of Class of Securities)

                               Robert E. Klatell
               Senior Vice President and Chief Financial Officer
                            Arrow Electronics, Inc.
                                  25 Hub Drive
                           Melville, New York  11747
                                (516) 391-1300
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                With a copy to:

                            Howard S. Kelberg, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                         New York, New York  10004-1490
                                 (212) 858-1000

                               September 21, 1994
                         ------------------------------
                         (Date of Event which Requires)
                           Filing of this Statement)

                 If the filing person has previously filed a statement on
                 Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

                 Check the following box if a fee is being paid with this
                 Statement:  /x/

                          Exhibit Index on Page 15


                             Page 1 of 74 Pages

                                  SCHEDULE 13D

- -----------------------------------------------------------------
       CUSIP No. 036732-10-5
- -------------------------------------------------------------------------------

   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Arrow Electronics, Inc.

- -------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                        (b) / /

- -------------------------------------------------------------------------------
   3        SEC USE ONLY

- -------------------------------------------------------------------------------
   4        SOURCE OF FUNDS NOT APPLICABLE

- -------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            / / PURSUANT TO ITEMS 2(d) OR 2(e)

- -------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK

- -------------------------------------------------------------------------------

 NUMBER OF               7      SOLE VOTING POWER
  SHARES                           2,451,462(1)
BENEFICALLY              ------------------------------------------------------
  OWNED                  8      SHARED VOTING POWER
   BY                              495,515(2)
  EACH                   ------------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
 PERSON                            2,451,462(1)
  WITH                   ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                   0

               ----------------------------------------------------------------

- --------------------

(1) Beneficial ownership of 2,451,427 shares of Common Stock is being reported solely as a result of the Stock Option Agreement described in
     Item 4 of this Statement. The option granted pursuant to such Stock Option Agreement is not currently exercisable. Arrow Electronics, Inc. expressly disclaims beneficial ownership of such shares. See Item 5 hereof.

(2) Beneficial ownership of 131,126 shares of Common Stock is being reported solely as a result of certain stock options to purchase shares held by the grantors of the Proxies described in Item 4 of this Statement. Such stock options have not been exercised. Arrow Electronics, Inc. expressly disclaims beneficial ownership of such shares. See Item 5 hereof.




                             Page 2 of 74 Pages

- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,946,977

- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES / /

- --------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
               19.8(3)

- --------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON

            CO
- --------------------------------------------------------------------------------






- --------------------

(3) Based upon the 12,318,727 shares represented by the Company to be outstanding as of September 21, 1994 pursuant to the Merger Agreement described in Item 4 of this Statement, plus (i) the 2,451,427 shares obtainable by Arrow Electronics, Inc. upon the exercise of the stock option described in Item 4 were such stock option presently exercisable and (ii) the 131,126 shares obtainable by the grantors of certain proxies upon the exercise of certain stock options held by such grantors described in Item 4 were such stock options exercised.



                             Page 3 of 74 Pages

Item 1.     Security and Issuer.
            -------------------

            The class of equity securities to which this Statement relates is the common stock, $.125 par value per share (the "Common Stock"), of Anthem Electronics, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1160 Ridder Park Drive, San Jose, California 95131.


Item 2.     Identity and Background.
            -----------------------

            This statement is being filed by Arrow Electronics, Inc., a New York corporation ("Arrow"), which conducts its principal business and maintains its principal office at 25 Hub Drive, Melville, New York 11747. Arrow is a public corporation which is the world's largest industrial distributor of electronic components and computer products.

            The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Arrow are set forth in Schedule A hereto which is incorporated herein by reference.

            During the past five years, neither Arrow nor, to the best of its knowledge, any of Arrow's executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The Proxies and the Stock Option Agreement (as such terms are defined in Item 4 of this Statement) were entered into in connection with the Merger Agreement (as such term is defined in Item 4 of this Statement).
Certain terms of the Proxies and the Stock Option Agreement are summarized in
Item 4 of this Statement. If the Stock Option Agreement became exercisable and Arrow were to exercise the Company Option thereunder, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $84,990,974. It is currently anticipated that such funds would be derived from working capital and available unsecured lines of credit. No funds were or will be used in connection with the Proxies.






                             Page 4 of 74 Pages

Item 4.     Purpose of Transaction.
            ----------------------

            The Merger Agreement. On September 21, 1994, Arrow, the Company and MTA Acquisition Company, a Delaware corporation and a wholly owned subsidiary of Arrow ("Sub"), entered into an Agreement and Plan of Merger dated as of September 21, 1994 (the "Merger Agreement"), pursuant to which, among other things, Sub will be merged with and into the Company, which will be the surviving corporation (the "Merger"), and the Company will become a wholly owned subsidiary of Arrow.

            Upon consummation of the Merger, each issued and outstanding share of Common Stock (other than shares, if any, owned by the Company as treasury stock and shares owned by Arrow, Sub or any wholly owned subsidiary of Arrow, which will be canceled), will be converted into the right to receive .875 (the "Conversion Ratio") shares of common stock, $1.00 par value per share, of Arrow ("Arrow Common Stock"); provided, however, that (i) if the average closing price on the New York Stock Exchange, Inc. (the "NYSE") of one share of Arrow Common Stock over the twenty-day trading period ending on (and including) the trading day immediately preceding the two trading days before the closing date of the Merger (the "Arrow Stock Price") is not greater than $41.625 and not less than $37.625, there shall be no adjustment to the Conversion Ratio, (ii) if the Arrow Stock Price is greater than $41.625, the Conversion Ratio shall be adjusted to equal the product of (x) .875 and (y) a fraction the numerator of which is equal to the sum of (1) $41.625 and (2) one-half (1/2) of the difference between the Arrow Stock Price and $41.625 and the denominator of which is the Arrow Stock Price and (iii) if the Arrow Stock Price is less than $37.625, the Conversion Ratio shall be adjusted to equal the product of (x) .875 and (y) a fraction the numerator of which is equal to the sum of (1) the Arrow Stock Price and (2) one-half (1/2) of the difference between $37.625 and the Arrow Stock Price and the denominator of which is the Arrow Stock Price.

            Upon consummation of the Merger, all shares of Common Stock will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each holder of a certificate representing any shares of Common Stock will cease to have any rights with respect thereto, except the right to receive the shares of Arrow Common Stock to be issued in consideration therefor upon the surrender of such certificate, without interest. Fractional shares of Arrow Common Stock will not be issuable in connection with the Merger. Company stockholders otherwise entitled to a fractional share will be paid the value of such fraction in cash, determined with reference to the Arrow Stock Price.






                             Page 5 of 74 Pages

            All references to Arrow Common Stock include the associated rights (the "Arrow Rights") to purchase shares of Participating Preferred Stock of Arrow pursuant to a Rights Agreement dated as of March 2, 1988, as amended, between Arrow and Chemical Bank (formerly Manufacturers Hanover Trust Company), as Rights Agent.

            As a result of the Merger, the Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, as a result of the Merger, the Common Stock will be eligible to cease to be authorized to be listed on the NYSE where it is quoted under the symbol "ATM".

            Consummation of the Merger is subject to a number of conditions including, among others, the approval of the Merger Agreement by the requisite vote of the Company's stockholders and Arrow's shareholders. The Merger Agreement may be terminated in certain circumstances. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The description of the Merger Agreement herein is qualified in its entirety by reference to the full text thereof.

            The Proxies. Certain directors and officers of the Company who collectively are the beneficial owners of approximately 495,515 shares (approximately 4%) of the Company's Common Stock, have pursuant to separate Irrevocable Proxies (the "Proxies") granted to Arrow irrevocable proxies to vote the shares of the Company's Common Stock that they currently own or subsequently acquire at any meeting of the Company to consider any proposal (the "Proposal") involving the sale, whether by merger, stock sale, asset sale or other means, of all or any substantial portion of the businesses and assets of the Company for or against the Proposal. In addition, the Proxies provide that the stockholders may not sell, assign, transfer or otherwise convey any of their shares of the Company's Common Stock. The Proxies were received by Arrow on September 21, 1994. Accordingly, Arrow may be deemed to be the beneficial owner of approximately an aggregate of 495,515 shares (approximately 4%) of the Company's outstanding Common Stock pursuant to the Proxies with respect to the right to vote on the Proposal. Of such shares, 131,126 shares are deemed to be beneficially owned by such directors and officers (and therefore by Arrow) pursuant to stock options to purchase such shares which are exercisable within 60 days. The Proxies terminate on the earlier to occur of the effective time of the Merger pursuant to the Merger Agreement and the date on which the Merger Agreement terminates in accordance with the terms thereof.






                             Page 6 of 74 Pages

            The Proxies are attached hereto as Exhibit 2 and are incorporated herein by reference. The description of the Proxies herein is qualified in its entirety by reference to the full text thereof.

            The Stock Option Agreement. On September 21, 1994, Arrow and the Company entered into a Stock Option Agreement dated as of September 21, 1994 (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, Arrow has the right (the "Company Option"), under certain circumstances, to acquire, subject to adjustment in certain circumstances, up to 2,451,427 shares of authorized but unissued shares of Common Stock (the "Company Shares") (constituting approximately 19.9% of the outstanding shares of Common Stock prior to giving effect to such issuance and approximately 16.6% after giving effect to such issuance) at a price of $34.67 per share, subject to adjustment (the "Exercise Price"). The Exercise Price is payable in cash.

            The Stock Option Agreement was received by Arrow on September 21, 1994. Accordingly, Arrow may be deemed to be the beneficial owner of approximately an aggregate of 2,451,427 shares of the Company's Common Stock (approximately 19.9% of the outstanding shares of Common Stock prior to giving effect to such issuance and approximately 16.6% after giving effect to such issuance) pursuant to the Stock Option Agreement.

            The Stock Option Agreement is exercisable by Arrow, in whole or in part, at any time or from time to time after any event occurs which would permit Arrow to terminate the Merger Agreement and recover the liquidated damages and out-of-pocket fees and expenses described in the Merger Agreement. The Company Option will terminate upon the earlier of: (i) the effective time of the Merger; (ii) the termination of the Merger Agreement pursuant to its terms (other than a termination in connection with which Arrow is entitled to the payment of the liquidated damages and out-of-pocket fees and expenses); or
(iii) 180 days following any termination of the Merger Agreement in connection with which Arrow is entitled to the payment of the liquidated damages and out-of- pocket fees and expenses (or, if at the expiration of such 180-day period the Company Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, 10 business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal, but in no event later than September 21, 1996). Notwithstanding the foregoing, the Company Option may not be exercised if Arrow is in material breach of any of its representations, warranties, covenants or agreements contained in the Stock Option Agreement or in the Merger Agreement.






                             Page 7 of 74 Pages

            Under the terms of the Stock Option Agreement, at any time during which the Company Option is exercisable (the "Repurchase Period"), upon demand by Arrow, Arrow has the right to sell to the Company (or any successor entity thereof) and the Company (or such successor entity) will be obligated to repurchase from Arrow (the "Put"), and upon demand by the Company, the Company (or any successor entity thereof) has the right to repurchase from Arrow and Arrow shall be obligated to sell to the Company (or such successor entity) (the "Call"), all or any portion of the Company Option, at the price set forth in subparagraph (i) below, or, at any time prior to September 21, 1996, all or any portion of the Company Shares purchased by Arrow pursuant thereto, at the price set forth in subparagraph (ii) below:

                    (i) the difference between the "Market/Tender Offer Price" for shares of Common Stock as of the date (the "Notice Date") notice of exercise of the Put or the Call, as the case may be, is given and the Exercise Price, multiplied by the number of Company Shares purchasable pursuant to the Company Option, or portion thereof, but only if the Market/Tender Offer Price exceeds the Exercise Price. The "Market/Tender Offer Price" means the higher of (A) the price per share offered as of the Notice Date pursuant to any tender or exchange offer or other Takeover Proposal (as defined in the Merger Agreement) which was made prior to the Notice Date and not terminated or withdrawn as of the Notice Date (the "Tender Price") or (B) the average of the closing prices of shares of Common Stock on the NYSE for the ten trading days immediately preceding the Notice Date.

                (ii) the Exercise Price paid by Arrow for Company Shares acquired pursuant to the Company Option plus the difference between the Market/Tender Offer Price and the Exercise Price, but only if the Market/Tender Offer Price is greater than the Exercise Price, multiplied by the number of Company Shares so purchased. For purposes of this clause
   (ii), the Tender Price shall be the highest price per share offered pursuant to a tender or exchange offer or other Takeover Proposal during the Repurchase Period.

            Notwithstanding the foregoing, the Call shall not be exercisable by the Company (or any successor entity thereof) unless substantially concurrently therewith the Company has consummated the transaction contemplated by a Takeover Proposal or the stockholders of the Company have transferred their shares of Company Common Stock pursuant to a tender or exchange offer or other Takeover Proposal.





                             Page 8 of 74 Pages

            The Company Shares purchased upon exercise of the Company Option may be resold by Arrow pursuant to registration rights pursuant to the Stock Option Agreement.

            The Stock Option Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. The description of the Stock Option Agreement herein is qualified in its entirety by reference to the full text thereof.

            Except as set forth in this Item 4 and as otherwise contemplated by the Merger Agreement, neither Arrow nor, to the best of its knowledge, any of Arrow's executive officers or directors, has any other present plans or proposals which would result in or relate to any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.


Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The Company's representations in the Merger Agreement state that 12,318,727 shares of the Company's Common Stock were issued and outstanding on September 21, 1994. As described under Item 4 of this Statement, Arrow may be deemed to be the beneficial owner of an aggregate of approximately 495,515 shares of the Company's Common Stock covered by the Proxies with respect to the right to vote on the Proposal, and an aggregate of approximately 2,451,427 shares of the Company's Common Stock pursuant to the Stock Option Agreement. In addition, Arrow holds 35 shares of the Company's Common Stock of record. Accordingly, Arrow may be deemed to be the beneficial owner of approximately 2,946,977 shares (approximately 19.8% of the outstanding shares of Common Stock after giving effect to the issuance of shares pursuant to the Stock Option Agreement and the issuance of 131,126 shares covered by the Proxies) of the Company's Common Stock in the aggregate. Because the Company Option pursuant to the Stock Option Agreement is not presently exercisable, Arrow expressly disclaims beneficial ownership of any of the Company Shares subject to the Stock Option Agreement. In addition, because voting rights will not attach to such shares until their issuance, Arrow expressly disclaims beneficial ownership of the 131,126 shares deemed to be beneficially owned by the grantors of the Proxies pursuant to stock options to purchase such shares exercisable within 60 days, which shares would be covered by the Proxies if such stock options were exercised and such shares issued pursuant thereto.

            Except as set forth in this Item 5(a), neither Arrow nor, to the best of its knowledge, any of Arrow's executive officers or directors owns any shares of the Company's Common Stock.





                             Page 9 of 74 Pages

            (b) Pursuant to the Proxies, under the circumstances described in Item 4, Arrow would have the sole power to vote or to direct the vote of approximately 495,515 shares of the Company's Common Stock for or against any Proposal (assuming exercise of the stock options held by the grantors of such Proxies to purchase 131,126 shares and the issuance of such shares pursuant thereto). Arrow has no other voting rights with respect to the shares covered by the Proxies.

            Pursuant to the Stock Option Agreement, under the circumstances described in Item 4 and subject to the Put and the Call, Arrow would have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, approximately 2,451,427 shares of the Company's Common Stock upon purchase by Arrow of such shares pursuant to the Stock Option Agreement.

            Arrow has sole voting and dispositive power with respect to the 35 shares of the Company's Common Stock that it holds of record.

            (c) Neither Arrow nor, to the best of its knowledge, any of Arrow's executive officers or directors has effected any transactions in shares of the Company's Common Stock during the past 60 days.


Item 6.     Contracts, Arrangements, Understandings or Relationships With
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            -----------------------------------

            Except as described in this Statement, Arrow has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.


Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            Exhibit 1: Agreement and Plan of Merger dated as of September 21, 1994 among Arrow Electronics, Inc., Anthem Electronics, Inc. and MTA Acquisition Company.

            Exhibit 2:       Irrevocable Proxies dated as of September 21, 1994.

            Exhibit 3:       Stock Option Agreement dated as of September 21,
                             1994.






                             Page 10 of 74 Pages

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:       September 28, 1994


                                     ARROW ELECTRONICS, INC.


                                     By: /s/ Robert E. Klatell
                                        -----------------------------
                                     Name:  Robert E. Klatell
                                     Title: Senior Vice President and
                                            Chief Financial Officer






                            Pages 11 of 74 Pages

                                   SCHEDULE A

            The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Arrow. If no address is given, the director's or officer's business address is that of Arrow Electronics, Inc., 25 Hub Drive, Melville, New York 11747. Each of the directors and executive officers of Arrow is a citizen of the United States.

 Name and Business                       Present Principal Occupation
 -----------------                       ----------------------------



 Directors of Arrow
 ------------------
 Daniel W. Duval                         President and Chief Executive Officer of Robbins & Myers,
 Robbins & Myers, Inc.                   Inc.
 1400 Kettering Towers
 Dayton, OH 45423

 Carlo Giersch                           President and Chief Executive Officer of Spoerle
 Spoerle Electronic                      Electronic
 Max-Planck-Str. 1-3
 6072 Dreieich 1
 Frankfurt, Germany

 J. Spencer Gould                        Retired
 P.O. Box 1289
 Manchester Center
 Vermont  05255-1289

 Stephen P. Kaufman                      Chairman and Chief Executive Officer of Arrow

 Lawrence R. Kem                         General Partner of Rudolph Stone Associates
 Rudolph Stone
 Associates
 7670 North Port
 Washington Rd.
 Milwaukee, WI 53217

 Robert E. Klatell                       Senior Vice President, Chief Financial Officer, General
                                         Counsel, Secretary, and Treasurer of Arrow

 Steven W. Menefee                       Vice President of Arrow; President of Arrow/Schweber
                                         Electronics Group

 Karen Gordon Mills                      President of MMP Group, Inc.
 MMP Group, Inc.
 925 Park Avenue
 New York, NY  10028


                             Page 12 of 74 Pages

Name and Business                        Present Principal Occupation
- -----------------                        ----------------------------
 Anne Pol                                President of Shipping & Weighing Systems Division of
 Pitney Bowes, Inc.                      Pitney Bowes, Inc.
 One Parrot Drive
 MS 27-00
 Shelton, CT  06484-4075

 Richard S. Rosenbloom                   David Sarnoff Professor of Business Administration at
 Harvard Business School                 Harvard Business School
 Morgan Hall
 Soldiers Field
 Boston, Mass. 02163

 John C. Waddell                         Vice Chairman of Arrow





                             Page 13 of 74 Pages

 Name and Business                      Present Principal Occupation
 -----------------                      ----------------------------

 Executive Officers Of Arrow Who Are Not Directors
 -------------------------------------------------
Philip D. Ellett                        Vice President; President,
                                        Gates/Arrow Distributing

Wesley S. Sagawa                        Vice President; President,
                                        Capstone Electronics Corp.

Jan Salsgiver                           Vice President; President,
                                        Zeus Electronics






                             Page 14 of 74 Pages

                                 EXHIBIT INDEX



Exhibit
Number                          Document
- ------                          --------

 1 Agreement and Plan of Merger dated as of September 21, 1994 among Arrow Electronics, Inc., Anthem Electronics, Inc. and MTA Acquisition Company.

 2             Irrevocable Proxies dated as of September 21, 1994.

 3             Stock Option Agreement dated as of September 21, 1994.






                             Page 15 of 74 Pages